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                               July 24, 2020

       William D. Jacob
       Co-Chief Executive Officer
       FAST Acquisition Corp.
       3 Minetta Street
       New York, NY 10012

                                                        Re: FAST Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 29,
2020
                                                            CIK No. 0001815737

       Dear Mr. Jacob:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 29, 2020

       Our Opportunity, page 6

   1. Please tell us whether you commissioned any of the third-party data included in your registration statement.
       Conditions to completing our initial business combination, page 16

   2. We note the disclosure that NYSE rules require that the business combination has an aggregate fair market
value of at least 80% of the value of the assets in the trust account.
                                                        Please clarify whether
the 80% requirement would continue to apply if you were no
                                                        longer listed on NYSE.
Consider adding risk factor disclosure.
 William D. Jacob
FAST Acquisition Corp.
July 24, 2020
Page 2

       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameWilliam D. Jacob
                                                          Division of
Corporation Finance
Comapany NameFAST Acquisition Corp.
                                                          Office of
Manufacturing
July 24, 2020 Page 2
cc:       Joel L. Rubinstein
FirstName LastName